UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                              Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008

OR

☐                                 Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from         to

Commission file number 1-8993

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESURANCE INC. 401(K) PLAN

Esurance Inc.

650 Davis Street

San Francisco, CA 94111

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITE MOUNTAINS INSURANCE GROUP, LTD.

80 South Main Street

Hanover, New Hampshire 03755

REQUIRED INFORMATION

The following Financial Statements and Schedule for the Plan and a Written Consent of Independent Registered Public Accounting Firm are filed with, and included in, this Report as Exhibits 23 and 99(a) hereto, respectively, as detailed below:

23	Consent of Independent Registered Public Accounting Firm

99(a)	Financial Statements and Schedule for the Plan consisting of:
	1.	Report of Independent Registered Public Accounting Firm;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007;
	3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007;
	4.	Notes to Financial Statements;
	5.	Schedule of Assets (Held at End of Year) as of December 31, 2008;
	6.	Schedule of Nonexempt Transactions for the year ended December 31, 2008.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Esurance Inc. 401(k) Plan

Date: June 17, 2009	By:	/s/ Gary Tolman
Gary Tolman
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23	Consent of Independent Registered Public Accounting Firm

99(a)	Financial Statements and Schedule for the Plan consisting of:

	1.	Report of Independent Registered Public Accounting Firm;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007;
	3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007;
	4.	Notes to Financial Statements;
	5.	Schedule of Assets (Held at End of Year) as of December 31, 2008;
	6.	Schedule of Nonexempt Transactions for the year ended December 31, 2008.